UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 7)*

Select Medical Holdings Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81619Q105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81619Q105

1.	Names of Reporting Persons Robert A. Ortenzio

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,168,153

	6.	Shared Voting Power 1,500,000

	7.	Sole Dispositive Power 8,168,153

	8.	Shared Dispositive Power 1,500,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,668,153

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 7.21%

12.	Type of Reporting Person IN

Item 1(a).	Name of Issuer: Select Medical Holdings Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055

Item 2(a).	Name of Person Filing: Robert A. Ortenzio
Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Select Medical Holdings Corporation 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Common Stock, $.001 par value
Item 2(e)	CUSIP Number: 81619Q105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is presented as of February 1, 2018:
(a) Amount beneficially owned: 9,668,153
(b) Percent of class: 7.21% based upon 134,103,978 shares of common stock outstanding as of February 1, 2018.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 8,168,153
(ii) Shared power to vote or to direct the vote 1,500,000
(iii) Sole power to dispose or to direct the disposition of 8,168,153
(iv) Shared power to dispose or to direct the disposition of 1,500,000

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2018
Date
/s/ Robert A. Ortenzio
Signature
Robert A. Ortenzio
Name/Title